SIDLEY AUSTIN 39/F, TWO INT’L FINANCE CENTRE CENTRAL, HONG KONG +852 2509 7888 +852 2509 3110 FAX AMERICA ● ASIA PACIFIC ● EUROPE	meng.ding@sidley.com +852 2509 7858

Confidential

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn:	Mr. John Stickel
Ms. Sonia Bednarowski

Re:	Puyi Inc.
Amendment No. 2 to Registration Statement on Form F-3
Filed January 27, 2022
File No. 333-261063

Dear Sir/Madam,

On behalf of our client, Puyi Inc., a Cayman Islands exempted company (the “Company”), we are responding to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Registration Statement on Form F-3 (the “Registration Statement”) contained in the Staff’s letter dated April 4, 2022 (the “Comment Letter”). In response to the comments set forth in the Comment Letter, the Company is filing its Amendment No. 3 to the Registration Statement (the “Amended Registration Statement”) together with this response letter. The Amended Registration Statement contains certain additional updates and revisions.

Set forth below are the Company’s responses to the Staff’s comments. For convenience, the Staff’s comments are repeated below in italics, followed by the Company’s response to the comments as well as a summary of the responsive actions taken. We have included page numbers to refer to the location in the Amended Registration Statement where the revised language addressing a particular comment appears.

Amendment No. 2 to Registration Statement on Form F-3 filed January 27, 2022

Cover Page

1.	Please revise your cover page and throughout to remove the disclosure that you “effectively control” the business operations of the VIEs and that you “have the power to direct the most significant activities of the VIEs” to clarify that you have contractual relationships with the VIEs and may be unable to enforce the terms of such agreements. Similarly, please remove the disclosure throughout that refers to the VIEs as “our VIEs” and “our subsidiaries and VIEs,” and revise throughout to remove disclosure stating that you or your investors do not have “direct” equity ownership or “direct” ownership of the VIEs as such disclosure suggests a possibility of indirect ownership. In addition, please revise your cover page, summary of the risk factors and risk factors to state that the contracts with the VIEs have never been tested in court.

Response: In response to the Staff’s comment, the Company has revised the disclosure on the cover page, pages 11, 12, 15 and 19 of, and throughout the Amended Registration Statement.

Partners | Constance Choy H.M., Desmond Ang C.K., (Christopher) Cheng C.H., Meng Ding, (Sherlyn) Lau S.Y., Linh Hue Lieu,
Olivia Ngan, S.M., (Raymond) Oh C.H., Yuet Ming Tham, (Friven) Yeoh K.H., Yan Zhang
Registered Foreign Lawyers | Steven C Hsu (New York)*, Joy Lam (New South Wales)*, (Carrie) Li J. (New York)*, G. Matthew Sheridan (New York)*, Effie Vasilopoulos (New South Wales)*,
(Renee) Xiong Y. (New York)*, (Oliver) Zhong Q. (New York)*, (Julia) Zhu Q. (New York)°
Consultants | Hon Au Yeung, Huberta Chow X.L., Dominic D. James, David K. Lee, (Winnie) Mak T.M., Dominic Sze C.K.,
Douglas Tsang C.L., (Eva) Tsui Y.W., Dominic Tsun W.L., Susan Wang S.X., Alan Wong C.K., Felicity Wong K.Y., Holly Yeung S.M., Claudia Yu K.W., Iris Yuen L.S.

* Partner of Sidley Austin Holding LLP (a Delaware Limited Liability Partnership)
° Foreign Legal Consultant / Legal Counsel

2.	Please expand your disclosure on the cover page, the prospectus summary, the summary of the risk factors and the risk factors to describe recent statements and regulatory actions by China’s government related to anti-monopoly concerns and to address such statements and regulatory actions that have or may impact your ability to conduct business, accept foreign investments, or list on a U.S. or other foreign exchange. In addition, please update your disclosure regarding the CAC and the CSRC’s rules on overseas offerings.

Response: The Company has acknowledged the Staff’s comment and hereby clarifies that the recent statements and regulatory actions by China’s government related to anti-monopoly concerns will not be applicable to our business, nor have an adverse impact on our ability to conduct business, accept foreign investments, or list on a U.S. or other foreign exchange as of now, as the wealth/asset management market in China is highly dispersed and our scale of business only accounts for a very small share of the whole wealth/asset management market in China.

In addition, in response to the Staff’s comments, the Company has revised the disclosure on the cover page and page 10 of the Amended Registration Statement on updates of the CAC and the CSRC rules on overseas offerings.

3.	Please revise to state whether any cash transfers have been made to date between you, your subsidiaries, and the consolidated VIEs, or to investors, quantify the amounts where applicable, include cross-references to the condensed consolidating schedule and the consolidated financial statements. In addition, please discuss whether there are limitations on your ability to transfer cash between you, your subsidiaries, the consolidated VIEs or investors, and disclose here, in the summary of the risk factors and in the risk factors that there is no assurance that China’s government will not intervene or impose restrictions on the ability of you, your subsidiaries, and the consolidated VIEs to transfer cash. Also, please include a cross-reference to where you address these issues in greater detail in your prospectus summary, and revise your prospectus summary to disclose whether you have cash management policies that dictate how funds are transferred between you, your subsidiaries, the consolidated VIEs, or to investors. To the extent that you do have such cash management policies, please summarize the policies on your cover page or state that you do not have cash management policies that dictate how funds are transferred.

Response: In response to the Staff’s comment, the Company has revised the disclosure on the cover page and pages 13, 14, 17, 22 and 23 of the Amended Registration Statement.

4.	We note your disclosure regarding the Holding Foreign Companies Accountable Act. Please also disclose on the cover page that the United States Senate has passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would decrease the number of “non-inspection years” from three years to two years, and thus, the company’s shares could be prohibited from trading and delisted after two years instead of three. Also, add similar disclosure to the forth bullet in the summary of risk factors.

Response: In response to the Staff’s comment, the Company has revised the disclosure on the cover page and page 17 of the Amended Registration Statement.

Prospectus Summary, page 5

5.	Please include cross-references to where the risks identified in your Risks Related to Our Corporate Structure and the Risks Related to Doing Business in China sections of the Summary of Risk Factors are discussed in greater detail in the prospectus.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 15, 16 and 17 of the Amended Registration Statement.

Permission Required from the PRC Authorities for Our Operation and This Offering, page 10

6.	We note your disclosure that you are not required to obtain permissions from Chinese authorities to operate your businesses and offer securities to foreign investors, including permissions from the CSRC. State here whether you, your subsidiaries, or the VIEs are covered by permissions requirements from the Cyberspace Administration of China(CAC) and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you, your subsidiaries, or the VIEs: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future. In addition, please disclose how you determined that such permissions are not required. It appears that you have relied on the advice of ETR Law Firm to determine whether you have obtained all the necessary permissions or approvals. If true, please disclose here.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 10 of the Amended Registration Statement.

Holding Company Structure and Contractual Arrangements with the VIE, page 11

7.	Please expand your disclosure in the prospectus summary to describe all restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors and to describe all restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries and/or the consolidated VIEs, to the parent company and U.S. investors as well as the ability to settle amounts owed under the VIE agreements. Please clarify, if true, that most of your cash is in Renminbi, and address the possibility that the PRC could prevent the cash maintained from leaving the PRC, could restrict deployment of the cash into the business and restrict the ability to pay dividends. Also add similar risk factor disclosure.

Response: In response to the Staff’s comment, the Company has revised the disclosure on the cover page and pages 13, 17, 22 and 23 of the Amended Registration Statement.

Enforceability of Civil Liabilities, page 47

8.	To the extent any of your officers or directors are located in China or Hong Kong, please expand your disclosure to clarify this and address the difficulty of bringing actions against these individuals and enforcing judgments against them. Also add similar risk factor disclosure.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 23 and 50 of the Amended Registration Statement.

If you have any questions regarding the Amendment No. 3 to Registration Statement on Form F-3, please do not hesitate to contact me by phone at +852 2509 7858 or via e-mail at meng.ding@sidley.com.

Very truly yours,

/s/ Meng Ding

Meng Ding

cc:	Via E-mail Hu Anlin, Chief Financial Officer and Vice President Jing He, General Manager of Financial Reporting Department Puyi Inc.